FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                               HSBC HOLDINGS PLC

                               BOARD APPOINTMENT

William Samuel Hugh Laidlaw (51) has been appointed a Director of HSBC Holdings plc with effect from 1 January 2008. He will be an independent non-executive Director.

Sam Laidlaw is Chief Executive Officer of Centrica plc and has significant international experience with responsibility for businesses on four continents. During his career he worked in the United States for seven years and has directed operations in emerging markets including Russia, the Middle East, North Africa and India. He was Chief Executive Officer of Enterprise Oil plc from 2001 to 2002, Executive Vice President of Chevron Corporation from 2003 to 2006, and a non-executive Director of Hanson PLC from October 2003 to August 2007.

There are no other matters relating to the appointment of Mr Laidlaw that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6).

Biographical details about Sam Laidlaw are stated below.

Mr Sam Laidlaw has been Chief Executive Officer of Centrica plc since July 2006. During his time at Centrica he has been responsible for restructuring and refocusing the business as a leading energy and energy services provider, and improving the profitability of the British Gas subsidiary.

He joined the Amerada Hess Corporation in 1981 and became President and Chief Operating Officer in 1995, where he had direct responsibility for the company's worldwide exploration, production, shipping and oil and gas sales.

In 2001, he joined Enterprise Oil as Chief Executive Officer. He orchestrated the company's acquisitive expansion into Brazil, Russia and the United Kingdom and was instrumental in negotiating the all-cash offer for the company when it was acquired by Shell in 2002.

He became Executive Vice President of Chevron Corporation in 2003, with responsibility for large-scale worldwide business development. He was involved in Chevron's acquisition of Unocal in 2005 and had regional responsibility for Russia, the Middle East, North Africa and India.

From 2003 until August 2007, he was a non-executive Director of Hanson PLC, where he was also the chairman of the Remuneration Committee.

He is Chairman of the UK Council of INSEAD, the European business school, a Trustee of RAFT, a medical charity for burns and reconstructive surgery and a fellow of the Royal Society of Arts.

He was educated at Cambridge University and subsequently qualified as a solicitor. He obtained an MBA from INSEAD in 1981. He is married with four children and lives in the UK. In his spare time he enjoys sailing and opera.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 October, 2007